

June 24, 2014

Via E-mail
Chen Li-Hsing
President
San Lotus Holding Inc.
Suite 23, 3301 Spring Mountain Road
Las Vegas, NV 89102

> **Re: San Lotus Holding Inc.**
> **Post-Effective Amendment No. 5 to Registration Statement on Form S-1**
> **Filed June 16, 2014**
> **File No. 333-176694**

Dear Mr. Li-Hsing:

We have reviewed your response to the comments in our letter dated June 12, 2014 and have the following additional comment.

<u>General</u>

1. We note your response to our prior comment 2 and reissue. Please provide currently dated consents from your independent registered public accountants with the next amendment. In this regard, we note that consents are required for both KCC & Associates and KCCW Accountancy Corp.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

                                        Sincerely,

                                        /s/ Justin Dobbie

                                        Justin Dobbie
                                        Legal Branch Chief

cc: Via E-mail
       Ray Chiang